Filed pursuant to Rule 433

September 23, 2019

Relating to Preliminary Prospectus
Supplement dated September 23, 2019 to
Registration Statement No. 333-216978

REPUBLIC OF SOUTH AFRICA

U.S.$2,000,000,000 4.850% Notes due 2029 (the “2029 Notes”)
U.S.$3,000,000,000 5.750% Notes due 2049 (the “2049 Notes”)

Pricing Term Sheet

Issuer:	Republic of South Africa

Securities:	2029 Notes: U.S.$2,000,000,000 4.850% Notes due 2029 2049 Notes: U.S.$3,000,000,000 5.750% Notes due 2049

Principal Amount:	2029 Notes: U.S.$2,000,000,000 2049 Notes: U.S.$3,000,000,000

Maturity Date:	2029 Notes: September 30, 2029 2049 Notes: September 30, 2049

Coupon:	2029 Notes: 4.850% per annum (payable semi-annually in arrears) 2049 Notes: 5.750% per annum (payable semi-annually in arrears)

Ranking:	Senior unsecured

Settlement Date:*	September 30, 2019 (T+5)

Offering Format:	SEC-registered

Interest Payment Dates:	March 30 and September 30, beginning March 30, 2020

Benchmark Treasury:	2029 Notes: UST 1.625% due August 15, 2029 2049 Notes: UST 2.250% due August 15, 2049

Benchmark Treasury Yield:	2029 Notes: 1.720% 2049 Notes: 2.164%

Re-offer Spread over Benchmark Treasury:	2029 Notes: +313 bps 2049 Notes: +358.6 bps

Re-offer Yield:	2029 Notes: 4.850% 2049 Notes: 5.750%

Re-offer Price:	2029 Notes: 100.000% 2049 Notes: 100.000%

Optional Redemption:	None

Day Count:	30/360

Expected Listing:	Luxembourg Stock Exchange

Minimum Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

CUSIP:	2029 Notes: 836205 BA1 2049 Notes: 836205 BB9

ISIN:	2029 Notes: US836205BA15 2049 Notes: US836205BB97

Governing Law:	State of New York

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank AG, London Branch / Nedbank Limited Rand Merchant Bank, a division of FirstRand Bank Limited (London Branch) The Standard Bank of South Africa Limited

B&D:	Citigroup Global Markets Inc.

Expected Security Ratings:**	Baa3 (Moody’s) / BB (S&P) / BB+ (Fitch)

*We expect that delivery of the Notes will be made to investors on or about September 30, 2019, which will be the business day following the date of this pricing term sheet. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Notes on the date of this pricing term sheet or the next succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of this pricing term sheet or the next succeeding business days should consult their own adviser.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC, including the Preliminary Prospectus Supplement to which this communication relates, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at +1 (800) 831-9146, Deutsche Bank AG, London Branch at +44 (0)20 7547 7896, Nedbank Limited at +27 (0)11 294 4481, Rand Merchant Bank, a division of FirstRand Bank Limited (London Branch) at +44 (0)207 939 1730 or The Standard Bank of South Africa Limited at +27 (0)11 344 5382.

In connection with Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”) and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are ‘prescribed capital markets products’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

PROHIBITION OF SALES TO EEA RETAIL INVESTORS — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MIFID II product governance / Professional investors and ECPs only target market — Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.